Filed Pursuant to Rule 424(b)(3)
Registration No. 333-131045
PROSPECTUS SUPPLEMENT NO. 7
(To Prospectus dated April 19, 2007)
HEALTH FITNESS CORPORATION
6,681,000 Shares of Common Stock
     This Prospectus Supplement No. 7 should be read in conjunction with the Prospectus dated April 19, 2007 (as previously supplemented by the prospectus supplements dated May 15, 2007, May 21, 2007, May 22, 2007, June 5, 2007, August 13, 2007 and August 14, 2007, collectively, the “Prospectus”) relating to the offer and sale from time to time by the selling shareholders identified in the Prospectus of up to 6,681,000 shares of the common stock of Health Fitness Corporation. We will not receive any of the proceeds from the sale of the common stock covered by the Prospectus.
     On September 5, 2007, we filed with the U.S. Securities and Exchange Commission the attached Form 8-K with respect to the appointment of Curtis M. Selquist as a director.
     The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus. This Prospectus Supplement No. 7 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 7 supersedes the information contained in the Prospectus.
     Investing in our common stock is speculative and involves risk. You should read the section entitled “Risk Factors” beginning on page 10 of our annual report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated by reference in the Prospectus, for a discussion of certain risk factors you should consider before investing in our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement No. 7. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 7 is September 5, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 30, 2007
Health Fitness Corporation
(Exact name of Registrant as Specified in its Charter)
Minnesota
(State or Other Jurisdiction of Incorporation)

0-25064 (Commission File Number)	41-1580506 (IRS Employer Identification No.)
3600 American Boulevard W., Suite 560
Minneapolis, Minnesota 55431
(Address of Principal Executive Offices and Zip Code)
(952) 831-6830
(Registrant’s telephone number, including area code)
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
5.02(d)
On August 30, 2007, Health Fitness Corporation (the “Company”) announced that Curtis M. Selquist was appointed to its board of directors, effective on August 30, 2007. At this time, the board of directors has not determined board committee memberships for Mr. Selquist.
Mr. Selquist was not appointed to the Company’s board of directors pursuant to any arrangement or understanding between him and any other person. Mr. Selquist has not been a party to, nor has he had a direct or indirect material interest in, any transaction with the Company during our current or preceding fiscal year, nor is there any currently proposed transaction. In connection with his service as a director, Mr. Selquist will participate in the Company’s Board of Directors Compensation Plan. Accordingly, Mr. Selquist has received a fully vested grant of 20,000 shares of the Company’s Common Stock. Mr. Selquist also received a fully vested, non-qualified stock option grant of 15,000 shares under our Amended and Restated 2005 Stock Option Plan, with an exercise price equal to $3.05 per share, the fair market value of the Company’s Common Stock on the grant date. The option has a term of six years, subject to earlier termination following Mr. Selquist’s cessation of board service.
Item 8.01 Other Events.
On August 30, 2007, the Company issued a press release announcing the appointment of Mr. Selquist to its board of directors. The full text of the press release is set forth in Exhibit 99.1 attached hereto and is incorporated in this Report as if fully set forth herein.
Item 9.01 Financial Statements and Exhibits.
(a)	Financial statements: None.

(b)	Pro forma financial information: None.

(c)	Shell Company Transactions. None.

(d)	Exhibits:

Exhibit 99.1 Press release dated August 30, 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: September 4, 2007

HEALTH FITNESS CORPORATION
By	/s/ Wesley W. Winnekins
Wesley W. Winnekins
Chief Financial Officer

EXHIBIT INDEX
Health Fitness Corporation
Form 8-K Current Report

Exhibit Number	Description

99.1	Press release dated August 30, 2007.

Exhibit 99.1
FOR IMMEDIATE RELEASE
CONTACT: Karla Hurter, 703-319-0957 Health2 Resources
khurter@health2resources.com
Curt M. Selquist joins HealthFitness Board of Directors
MINNEAPOLIS, MN August 30, 2007— HealthFitness (OTC BB: HFIT) today announced that retired Johnson & Johnson Group Chairman Curt M. Selquist has been appointed to its board of directors.
Selquist retired from his post at Johnson & Johnson in March after 30 years with the company. He began his career as a sales representative for Johnson & Johnson Baby Products Company, rising through the ranks to become worldwide president of Johnson & Johnson/Merck Pharmaceuticals in 1995 and company group chairman for Johnson & Johnson Medical in 1997. Selquist continues to support Johnson & Johnson Health Care Services in a consulting role and maintains an office at the corporate headquarters in New Brunswick, NJ.
“HealthFitness is indeed fortunate to have Curt Selquist join our board,” said Mark W. Sheffert, chairman of the HealthFitness board. “He brings decades of experience in our targeted segments and a broad range of knowledge for both national and international markets. His wisdom and input will be valuable in the oversight and guidance of the organization.”
Selquist is the founding chairman of the Global Healthcare Exchange, established in 2000 as an electronic trading exchange open to all health care providers, suppliers, and manufacturers to buy and sell supplies online. He is also chairman of the National Alliance for Healthcare Technology and serves as leadership network chair for the National Quality Forum.
Selquist is an operating partner at Water Street Health Partners, a Chicago-based private equity firm, and serves on two of the company’s boards. He serves on the board of Facet Technologies, the leading global provider of microsampling sharps products, including lancing devices used in diabetes for blood glucose monitoring and other point-of-care diagnostics. He also serves on the board of Physiotherapy, Inc., focused on physical therapy clinics dealing with workers compensation and rehabilitation cases.
He serves on the board and executive committee of Project HOPE and is a member of the board of directors of the Council of Americas. He is a member of the advisory board of the Johnson & Johnson-Wharton Fellows Program and a member of the board of trustees for Somerset Medical Center. Selquist earned a bachelor’s degree from Bradley University in Peoria, Ill.

About HealthFitness
HealthFitness is a leading provider of employee health improvement services to Fortune 500 companies, the health care industry and individual consumers. Serving clients for more than 30 years, HealthFitness partners with employers to effectively manage their health care and productivity costs by improving individual health and well-being. HFC serves more than 300 clients globally via on-site management and remotely via Web and telephonic services. HealthFitness provides a complete portfolio of health and fitness management solutions including a proprietary health risk assessment platform, screenings, EMPOWERED™ Health Coaching and delivery of health improvement programs. HFC employs more than 3,000 health and fitness professionals in national and international locations who are committed to the company’s mission of “improving the health and well-being of the people we serve.” For more information on HFC, visit www.hfit.com.